
China Wi-Max Communications, Inc.
In the US
In China
COMPANY B
100% Owned Sales and Management Service Company
COMPANY C
50% Owned Value Added Service Provider Licensee
COMPANY D
100% Owned Asset Holding Company
Chinese 50% owner

Company B – Registration pending
Company C - Beijing Gao Da Yang Guang Communication Technology Ltd
Company D - Beijing Yuan Shan Shi Dai Technology CO, Ltd